UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 370TH MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A. HELD ON

MARCH 09, 2020

1. DATE, TIME AND PLACE: March 09, 2020, at 2:00 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: A call was made pursuant to the Bylaws. The members of the Company's Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. Also, were present the CFO and Investor Relations Officer, Mr. David Melcon Sanchez-Friera and the General Secretary and Legal Director, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4. AGENDA: To resolve on the proposal that contemplates the beginning of the process of converting all the preferred shares issued by the Company into common shares.

5. DELIBERATION: After analyzing and discussing the matter on the Agenda, the members of the Board of Directors approved, by unanimous vote and without any reservations or restrictions, the proposal that contemplates the beginning of the conversion process of the total of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company into common shares, nominative and with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share (“Conversion”).

In line with this proposal, the members of the Board of Directors authorized the Company's management to submit a request for prior consent to Anatel - Agência Nacional de Telecomunicações in relation to the Conversion proposal.

It was further clarified that, if approved by ANATEL, the implementation of the Conversion process, as well as the proposal including the other conditions and guidelines for the Conversion, will be submitted to the Company's Board of Directors, ad referendum of the Extraordinary General Meetings (“AGE”) and Special Meeting of Shareholders of Preferred Shares of the Company (“AGESP”). The approval of the Conversion may give rise to the right of withdrawal to the holders of preferred shares issued by the Company dissenting from the resolution to be taken at AGESP that eventually approves the Conversion, and additional information about such right and its exercise will be informed when this Board approve the execution of the Conversion and its other terms and conditions.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 370TH MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A. HELD ON

MARCH 09, 2020

The Company's management understands that the Conversion will provide the maximization of value generation to all its shareholders, given that it will confer the voting right and tag along referred to in the Brazilian Corporation Law, to all its shareholders, increasing the Company's Corporate Governance practice.

6. CLOSING: Since there was no other business to be transacted, the meeting was closed by the President of the Board of Directors and these minutes were drawn-up. São Paulo, March 09, 2020. Signatures: (aa) Chairman of the Meeting: Eduardo Navarro de Carvalho. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira. Board Members: Eduardo Navarro de Carvalho (Chairman of the Board of Directors); Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Juan Carlos Ros Brugueras; Luiz Fernando Furlan; and Sonia Julia Sulzbeck Villalobos.

I hereby certify that this is a faithful copy of the minutes of the 370th meeting of the Board of Directors of Telefônica Brasil S.A., held on March 09, 2020, which was drawn-up in the proper book.

São Paulo, March 09, 2020.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 9, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director